Exhibit 99.1

 Q3 2023 Update  October 24th, 2023  1

 Table of  Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  22  p.04  p.06  p.13  p.16  p.21  p.24

Executive Summary

The business delivered strong results in Q3, as all of our KPIs exceeded guidance. Our MAU performance remained solid, with net additions of 23 million surpassing guidance by 2 million. Subscriber net additions of 6 million were also ahead by 2 million. Revenue was better and grew 17% Y/Y on a constant currency* basis, reflecting ~300 bps of sequential acceleration vs. Q2'23. Gross Margin of 26.4% was also ahead of guidance and up 166 bps Y/Y. Operating Income of €32 million was better due to the higher Gross Margin, as well as lower than expected personnel and related costs and marketing spend. Free Cash Flow* was €216 million in the quarter.

Overall, we are pleased with our performance in Q3, and view the business as well positioned to drive continued progress towards delivering against our Investor Day goals.

USER & FINANCIAL SUMMARY	Q3 2022	Q2 2023	Q3 2023	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	456	551	574	26%	4%
Premium Subscribers	195	220	226	16%	3%
Ad-Supported MAUs	273	343	361	32%	5%
FINANCIALS (€M)					
Premium	2,651	2,773	2,910	10%	5%
Ad-Supported	385	404	447	16%	11%
Total Revenue	**3,036**	**3,177**	**3,357**	**11%**	**6%**
Gross Profit	750	766	885	18%	16%
Gross Margin	**24.7%**	**24.1%**	**26.4%**	**--**	**--**
Adjusted Gross Margin*	**--**	**25.5%**	**--**	**--**	**--**
Operating (Loss)/Income	**(228)**	**(247)**	**32**	**--**	**--**
Operating Margin	(7.5%)	(7.8%)	1.0%	--	--
Adjusted Operating (Loss)/Income*	**--**	**(112)**	**--**	**--**	**--**
Adjusted Operating Margin*	--	(3.5%)	--	--	--
Net Cash Flows From Operating Activities	40	13	211	--	--
Free Cash Flow*	**35**	**9**	**216**	**--**	**--**

Spotify

* Constant Currency, Adjusted Gross Margin, Adjusted Operating Loss, Adjusted Operating Margin and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

3

Key Highlights

Second largest Q3 for MAU net additions with continued Subscriber outperformance

- MAUs grew 26% Y/Y to 574 million, 2 million above guidance. Net additions of 23 million represented our second largest Q3 net addition performance in our history
- Premium Subscribers grew 16% Y/Y to 226 million, 2 million above guidance

Accelerating constant currency* Revenue growth with return to Profitability

- Total Revenue grew 11% Y/Y to €3.4 billion
- On a constant currency* basis, Total Revenue grew 17% Y/Y vs. 14% in Q2'23
- Gross Margin finished at 26.4% (up 166 bps Y/Y)
- Achieved Operating Income of €32 million

Unveiled new personalized experiences for users and tools for creators

- Expanded AI DJ to 50 additional markets and unveiled new user features such as Jam and daylist
- Unveiled AI Voice Translation for select podcasts
- Released Showcase, a tool to help artists promote music releases
- In October, incorporated over 150,000 audiobook titles into our Premium offering in the United Kingdom and Australia

Spotify

* Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

4

 Results  Q3 2023 Actuals  Guidance  Total Revenue (€B)  Above  €3.4  €3.3  Gross Margin  Above  26.4%  26.0%  Operating (Loss)/Income (€M)  Above  €32  (€45)  Key Highlights: Actuals vs. Guidance  Users  Results  Q3 2023 Actuals  Guidance  Monthly Active Users (M)  Above  574  572  Premium Subscribers (M)  Above  226  224  Financials  6

 FINANCIAL  SUMMARY  6

 Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  USER, FINANCIAL & LIQUIDITY SUMMARY  Q3 2022  Q4 2022  Q1 2023  Q2 2023  Q3 2023  Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  456  489  515  551  574  26%  --  Premium Subscribers  195  205  210  220  226  16%  --  Ad-Supported MAUs  273  295  317  343  361  32%  --  FINANCIALS (€M)  Premium  2,651  2,717  2,713  2,773  2,910  10%  16%  Ad-Supported  385  449  329  404  447  16%  24%  Total Revenue  3,036  3,166  3,042  3,177  3,357  11%  17%  Gross Profit  750  801  766  766  885  18%  24%  Gross Margin  24.7%  25.3%  25.2%  24.1%  26.4%  --  --  Total Operating Expenses  978  1,032  922  1,013  853  -13%  -8%  Operating (Loss)/Income  (228)  (231)  (156)  (247)  32  --  --  Operating Margin  (7.5%)  (7.3%)  (5.1%)  (7.8%)  1.0%  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  40  (70)  59  13  211  --  --  Free Cash Flow*  35  (73)  57  9  216  --  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.7  3.4  3.5  3.5  3.8  --  --  7

 Revenue  Profitability  Free Cash Flow & Liquidity  Revenue of €3,357 million grew 11% Y/Y in Q3 (or 17% Y/Y constant currency*), reflecting:  Premium Revenue growth of 10% Y/Y (or 16% Y/Y constant currency*), led by subscriber gains and the early effects of price increases; and  Ad-Supported Revenue growth of 16% Y/Y (or 24% Y/Y constant currency*)  Gross Margin was 26.4% in Q3, up 166 bps Y/Y reflecting:  Improvement in podcast trends,  Growth in Marketplace activity,  Other Cost of Revenue favorability and  A lapping of the prior year period’s €11 million unfavorable change in historical estimates for rights holder liabilities (nearly 40 bps of impact)  Operating Income of €32 million reflected the above and an Operating Expense decline of 13% Y/Y (or down 8% Y/Y constant currency*), reflecting:  Lower marketing spend and  Lower personnel costs and related costs  Free Cash Flow* was €216 million in Q3. Our liquidity and balance sheet remained strong, with €3.8 billion in cash and cash equivalents, restricted cash and short term investments. At the end of Q3, our workforce consisted of 9,241 FTEs globally.  Financial Summary  * Constant Currency adjusted measures and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  8

 Revenue  * Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. ARPU means Premium Average Revenue per User.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Premium growth led by subscribers and pricing  Premium Revenue grew 10% Y/Y to €2,910 million (or 16% Y/Y constant currency*), reflecting subscriber growth of 16% Y/Y and a Premium ARPU* decline of 6% Y/Y to €4.34 (or down 1% constant currency*).  Excluding the impact of FX, ARPU performance was impacted by product and market mix, which was partially offset by the price increases we began implementing late in the quarter.  Re-accelerating Ad-Supported growth  Ad-Supported revenue grew 16% Y/Y (or 24% Y/Y constant currency*), reflecting double-digit Y/Y growth across all regions. Music advertising revenue re-accelerated and grew nearly 20% Y/Y, driven by growth in impressions sold and stable pricing. Podcast advertising revenue growth remained in the healthy double-digit range, driven by significant Y/Y growth in sold impressions across Original and Licensed podcasts and the Spotify Audience Network, which was partially offset by softer pricing. The Spotify Audience Network saw double digit Q/Q growth in participating publishers and shows and high single digit Q/Q growth in advertisers.  9

 Premium Gross Margin was 29.1% in Q3, up 111 bps Y/Y. The Y/Y trend reflects improvement in music profitability (aided by Marketplace growth) and Other Cost of Revenue favorability.  Gross Margin  Podcasting and Marketplace gains + Other Cost of Revenue favorability aid expansion  Gross Margin finished at 26.4% in Q3, up 166 bps Y/Y. The Y/Y trend reflects improvement in podcast trends, growth in Marketplace, Other Cost of Revenue favorability and the lapping of the prior year period’s unfavorable change in historical estimates for rights holder liabilities (nearly 40 bps of impact).  Ad-Supported Gross Margin was 8.3%  in Q3, up 646 bps Y/Y. The Y/Y trend reflects improvement in podcast trends and music profitability as well as Other Cost of Revenue favorability.  10

 Operating Expenses declined 13% Y/Y (or down 8% Y/Y on a constant currency* basis), driven primarily by lower marketing expenses and a decrease in personnel and related costs.  Social Charge movements were modestly better than expected but not a meaningful driver of the Y/Y trend. We are encouraged by the early results we have seen from select efficiency initiatives.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue.  Operating Expenses  Y/Y decline led by lower marketing and personnel costs  * Constant Currency adjusted measures are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  11

 Free Cash Flow  Building and sustaining a strong balance sheet  Free Cash Flow was €216 million in Q3, an increase Y/Y as a result of higher Net Income adjusted for non-cash items which was partially offset by reduced favorability in net working capital. Additionally, capital expenditures declined €4 million Y/Y to €1 million as a result of the completion of office build-outs.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged approximately €200 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. On a cumulative basis, we have generated  €1.6 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €3.8 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since the beginning of 2016.  12

 MAUS  & SUBSCRIBERS  13

 Total MAUs grew 26% Y/Y to 574 million, up from 551 million last quarter and above our guidance by 2 million. Quarterly performance versus our guidance was impacted by:  Sustained double digit Y/Y growth in all regions  Outperformance in Rest of World and Latin America  Continued performance marketing efficiencies  Monthly Active Users (MAUs)  14

 Our Premium Subscribers grew 16% Y/Y to 226 million, up from 220 million last quarter. Quarterly performance versus our guidance was impacted by:  Outperformance across all regions, led by North America and Latin America  Strong Q3 promotional campaign intake due to top-of-funnel health  Better than expected gross intake in markets that saw price increases  Premium Subscribers  14

 PRODUCT  & PLATFORM  16

 Building the World’s #1 Audio Network  Expanded AI DJ to 50 more markets and introduced new ways for users to listen with features such as Jam, a personalized way to listen with friends, and daylist, a hyper-personalized playlist that updates multiple times daily.  Deepened partnership with Roku to make video ads available in the Spotify app experience on Roku connected TV (CTV) devices.  In October, made over 150,000 audiobooks available to eligible Premium Subscribers in the United Kingdom and Australia with up to 15 hours of audiobook access a month.  24

 Podcasting  Piloted Voice Translations, powered by AI, to translate select podcasts into additional languages in the podcaster’s voice.  Released a wave of new features for podcasters to get discovered and grow their audiences including customizations, impression analytics, automated ads and more.  Joined forces with Stephen Colbert, Jimmy Fallon, Jimmy Kimmel, Seth Meyers and John Oliver for Strike Force Five, a new limited-run podcast.  24

 Music  Released a new Sponsored Recommendation, Showcase, that lets creators promote new and catalog music releases anytime at the top of Spotify’s Home.  Travis Scott released his highly anticipated UTOPIA which became Spotify’s most-streamed album in a single day in 2023 with nearly 130 million global streams.  Expanded Marquee  self-serve buying in Spotify for Artists to all eligible artist teams in Canada.  In August, Zach Bryan released his eponymous fourth studio album and has seen nearly a 500% increase in monthly listeners since being featured as a US RADAR artist back in May 2022.  24

 FC Barcelona  Kicked off FC Barcelona’s preseason tour and the second year of our partnership by bringing together the worlds of music and football through matches and studio tours, as well as collaborations with artists and fans.  24

 OUTLOOK  24

 Outlook for Q4’23  The following forward-looking statements reflect Spotify’s expectations for Q4 2023 as of October 24, 2023 and are subject to substantial uncertainty.  Total MAUs  601 million  Implies the addition of approximately 27 million net new MAUs in the quarter  Total Premium Subscribers  235 million  Implies the addition of approximately 9 million net new subscribers in the quarter  Total Revenue  €3.7 billion  Assumes approximately 300 bps headwind to growth Y/Y due to foreign exchange rate movements  Gross Margin  26.6%  Primarily driven by Y/Y improvement in podcasting, music and Other Cost of Revenue  Operating Income  €37 million  Social Charges are based on a Q3 close share price of $154.64  24

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ323. Participants also may join using the listen-only conference line by registering through the following site: https://conferencingportals.com/event/VqsCtILh  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, General and administrative expense excluding foreign exchange effect, adjusted gross margin, adjusted operating income/(loss), adjusted operating margin, and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, Sales and marketing expense excluding foreign exchange effect, Research and development expense excluding foreign exchange effect, General and administrative expense excluding foreign exchange effect, adjusted gross margin, adjusted operating income/(loss), and adjusted operating margin are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue,  Ad-Supported revenue, gross profit, Operating expense, Sales and marketing expense, Research and development expense, General and administrative expense, gross margin, operating income/(loss), operating margin,  or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to be profitable or generate positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid emerging industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and strategic alliances; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology structure and systems or the security of confidential information; undetected errors, bugs or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access to additional capital to support growth; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including the continued conflict between Russia and Ukraine, inflation, changes in interest rates, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 2, 2023, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.  24

 FINANCIAL  STATEMENTS  24

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  26

 Trending Charts  Gross Profit By Segment, Gross Margin By Segment & Free Cash Flow  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  26

 27  Interim condensed consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  Three months ended  September 30, 2023  June 30, 2023  September 30, 2022  Revenue  3,357  3,177  3,036  Cost of revenue  2,472  2,411  2,286  Gross profit  885  766  750  Research and development  369  453  386  Sales and marketing  355  399  432  General and administrative  129  161  160  853  1,013  978  Operating income/(loss)  32  (247)  (228)  Finance income  55  33  102  Finance costs  (14)  (27)  (18)  Finance income/(costs) - net  41  6  84  Income/(loss) before tax  73  (241)  (144)  Income tax expense  8  61  22  Net income/(loss) attributable to owners of the parent  65  (302)  (166)  Earnings/(loss) per share attributable to owners of the parent  Basic  0.33  (1.55)  (0.86)  Diluted 0.33  (1.55)  (0.99)  Basic 194,881,723  194,420,128  193,077,334  Weighted-average ordinary shares outstanding  Diluted  198,012,369  194,420,128  195,988,834

 September 30, 2023  December 31, 2022  Assets  Non-current assets  Lease right-of-use assets  343  417  Property and equipment  275  348  Goodwill  1,180  1,168  Intangible assets  98  127  Long term investments  903  1,138  Restricted cash and other non-current assets  75  78  Deferred tax assets  23  8  2,897  3,284  Current assets  Trade and other receivables  747  690  Income tax receivable  8  5  Short term investments  1,097  867  Cash and cash equivalents  2,618  2,483  Other current assets  225  307  4,695  4,352  Total assets  7,592  7,636  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  4,931  4,789  Treasury shares  (262)  (262)  Other reserves  1,582  1,521  Accumulated deficit  (4,112)  (3,647)  Equity attributable to owners of the parent  2,139  2,401  Non-current liabilities  Exchangeable Notes  1,209  1,128  Lease liabilities  520  555  Accrued expenses and other liabilities  14  28  Provisions  3  3  Deferred tax liabilities  6  5  1,752  1,719  Current liabilities  Trade and other payables  945  845  Income tax payable  8  11  Deferred revenue  599  520  Accrued expenses and other liabilities  2,108  2,093  Provisions  24  26  Derivative liabilities  17  21  3,701  3,516  Total liabilities  5,453  5,235  Total equity and liabilities  7,592  7,636  Interim condensed consolidated statement of financial position  (Unaudited) (in € millions)  27

 (Unaudited) (in € millions)  Three months ended  27  September 30, 2023  June 30, 2023  September 30, 2022  Operating activities  Net income/(loss) 65  (302)  (166)  Adjustments to reconcile net income/(loss) to net cash flows  Depreciation of property and equipment and lease right-of-use assets 26  30  30  Amortization of intangible assets 10  14  14  Impairment charges on real estate assets —  90  —  Write-off of content assets —  30  —  Excess and obsolete reserve —  —  (2)  Share-based compensation expense 85  97  108  Finance income (55)  (33)  (102)  Finance costs 14  27  18  Income tax expense 8  61  22  Other (1)  2  5  Changes in working capital:  Increase in trade receivables and other assets (69)  (97)  (6)  Increase in trade and other liabilities 62  77  117  Increase in deferred revenue 56  18  20  Decrease in provisions (2)  (2)  (12)  Interest paid on lease liabilities (9)  (10)  (14)  Interest received 28  26  12  Income tax paid (7)  (15)  (4)  Net cash flows from operating activities 211  13  40  Investing activities  Business combinations, net of cash acquired —  —  (107)  Purchases of property and equipment (1)  (2)  (5)  Purchases of short term investments (406)  (138)  (78)  Sales and maturities of short term investments 201  265  78  Change in restricted cash 6  (2)  —  Other (3)  (10)  3  Net cash flows (used in)/from investing activities (203)  113  (109)  Financing activities  Payments of lease liabilities (13)  (27)  (11)  Proceeds from exercise of stock options 32  35  —  Payments for employee taxes withheld from restricted  stock unit releases (20)  (16)  (10)  Net cash flows (used in)/from financing activities (1)  (8)  (21)  Net increase/(decrease) in cash and cash equivalents 7  118  (90)  Cash and cash equivalents at beginning of the period 2,550  2,443  2,786  Net foreign exchange gains/(losses) on cash and cash equivalents 58  (11)  155  Cash and cash equivalents at period end* 2,615  2,550  2,851  *As of September 30, 2023, for the purpose of presentation in the interim condensed consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts of €3 million.  Interim condensed consolidated statement of cash flows

 September 30, 2023  June 30, 2023  September 30, 2022  Basic earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  65  (302)  (166)  Shares used in computation:  Weighted-average ordinary shares outstanding  194,881,723  194,420,128  193,077,334  Basic earnings/(loss) per share attributable to owners of the parent   0.33   (1.55)  (0.86)  Diluted earnings/(loss) per share  Net income/(loss) attributable to owners of the parent  65  (302)  (166)  Fair value gains on dilutive Exchangeable Notes  —  —  (28)  Net income/(loss) used in the computation of diluted earnings/(loss) per share  65  (302)  (194)  Shares used in computation:  Weighted-average ordinary shares outstanding  194,881,723  194,420,128  193,077,334  Exchangeable Notes  —  —  2,911,500  Stock options  1,191,994  —  —  Restricted stock units  1,917,347  —  —  Other contingently issuable shares  21,305  —  —  Diluted weighted-average ordinary shares  198,012,369  194,420,128  195,988,834  Diluted earnings/(loss) per share attributable to owners of the parent  0.33  (1.55)  (0.99)  (Unaudited)  (in € millions, except share and per share data)  Three months ended  Calculation of basic and diluted earnings/(loss) per share  27

 27  Three months ended  September 30, 2023  September 30, 2022  IFRS revenue  3,357  3,036  Foreign exchange effect on 2023 revenue using 2022 rates  (188)  Revenue excluding foreign exchange effect  3,545  IFRS revenue year-over-year change %  11%  Revenue excluding foreign exchange effect year-over-year change %  17%  IFRS Premium revenue  2,910  2,651  Foreign exchange effect on 2023 Premium revenue using 2022 rates  (156)  Premium revenue excluding foreign exchange effect  3,066  IFRS Premium revenue year-over-year change %  10%  Premium revenue excluding foreign exchange effect year-over-year change %  16%  IFRS Ad-Supported revenue  447  385  Foreign exchange effect on 2023 Ad-Supported revenue using 2022 rates  (32)  Ad-Supported revenue excluding foreign exchange effect  479  IFRS Ad-Supported revenue year-over-year change %  16%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  24%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  September 30, 2023 September 30, 2022  IFRS Research and development expenses  369  386  Foreign exchange effect on 2023 expenses using 2022 rates  (19)  Research and development expenses excluding foreign exchange effect  388  IFRS Research and development expenses year over year change %  (4)%  Research and development expenses excluding foreign exchange effect year-over-year change %  1 %  Reconciliation of IFRS to non-IFRS results  Three months ended  September 30, 2023 September 30, 2022  IFRS Sales and marketing expenses  355  432  Foreign exchange effect on 2023 expenses using 2022 rates  (19)  Sales and marketing expenses excluding foreign exchange effect  374  IFRS Sales and marketing expenses year over year change %  (18)%  Sales and marketing expenses excluding foreign exchange effect year-over-year change %  (13)%  Three months ended  September 30, 2023 September 30, 2022  IFRS General and administrative expenses  129  160  Foreign exchange effect on 2023 expenses using 2022 rates  (11)  General and administrative expenses excluding foreign exchange effect  140  IFRS General and administrative expenses year over year change %  (19)%  General and administrative expenses excluding foreign exchange effect year-over-year change %  (13)%  Three months ended  September 30, 2023 September 30, 2022  IFRS Operating expenses  853  978  Foreign exchange effect on 2023 operating expenses using 2022 rates  (49)  Operating expenses excluding foreign exchange effect  902  IFRS Operating expenses year over year change %  (13)%  Operating expenses excluding foreign exchange effect year-over-year change %  (8)%  27

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023
Net cash flows from/(used in) operating activities	(9)	39	122	107	65	54	123	119	37	39	40	(70)	59	13	211
Capital expenditures	(12)	(14)	(17)	(35)	(24)	(20)	(25)	(16)	(10)	(5)	(5)	(5)	(2)	(2)	(1)
Change in restricted cash	—	2	(2)	2	—	—	1	—	(5)	3	—	2	—	(2)	6
Free Cash Flow	**(21)**	**27**	**103**	**74**	**41**	**34**	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023
Net cash flows from operating activities	259	333	348	349	361	333	318	235	46	68	42	213
Capital expenditures	(78)	(90)	(96)	(104)	(85)	(71)	(56)	(36)	(25)	(17)	(14)	(10)
Change in restricted cash	2	2	—	3	1	(4)	(1)	(2)	—	5	—	6
Free Cash Flow	**183**	**245**	**252**	**248**	**277**	**258**	**261**	**197**	**21**	**56**	**28**	**209**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended						
	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022
Net cash flows from operating activities	101	179	344	573	259	361	46
Capital expenditures	(27)	(36)	(125)	(135)	(78)	(85)	(25)
Change in restricted cash	(1)	(34)	(10)	2	2	1	—
Free Cash Flow	**73**	**109**	**209**	**440**	**183**	**277**	**21**

33